UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Impac Mortgage Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45254P508

(CUSIP Number)

Richard H. Pickup

2532 Dupont Drive

Irvine, California 92612

(949) 250-1020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254P508	Page of Pages

1.	Names of Reporting Persons Richard H. Pickup, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,179,779 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,179,779 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,179,779
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.6% (2)
14.	Type of Reporting Person IN

(1)	Consists of: (i) 100,000 shares of the Common Stock (as defined in Item 1 of this Amendment No. 4 to Schedule 13D) owned by Mr. Pickup and held in an individual retirement account; (ii) 2,354,146 shares of the Common Stock owned directly by the RHP Trust, dated May 31, 2011 (the “Trust”), over all of which shares Mr. Pickup exercises sole investment and voting power; (iii) 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, over all of which shares Mr. Pickup exercises sole investment and voting power; (iv) 1,191,153 shares owned directly by Dito Caree LP, over all of which shares Mr. Pickup exercises sole investment and voting power; and (v) 894,945 shares owned directly by Dito Devcar LP, over all of which shares Mr. Pickup exercises sole investment and voting power.
(2)	The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13D are calculated based upon the sum of (i) 16,025,483 shares of the Common Stock outstanding as of March 1, 2017, as reported in the Company’s Annual Report on Form 10-K filed on March 9, 2017; (ii) 4,423,381 shares of the Common Stock issued by the Issuer on April 18, 2017, as reported in the Company’s Current Report on Form 8-K filed on April 18, 2017; and (iii) in the case of Mr. Pickup and the Trust, the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

CUSIP No. 45254P508	Page of Pages

1.	Names of Reporting Persons RHP Trust, dated May 31, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,993,681 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,993,681 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,993,681
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (2)
14.	Type of Reporting Person OO

(1)	Consists of: (i) 2,354,146 shares of the Common Stock owned directly by the Trust; and (ii) 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.
(2)	The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13D are calculated based upon the sum of (i) 16,025,483 shares of the Common Stock outstanding as of March 1, 2017, as reported in the Company’s Annual Report on Form 10-K filed on March 9, 2017; (ii) 4,423,381 shares of the Common Stock issued by the Issuer on April 18, 2017, as reported in the Company’s Current Report on Form 8-K filed on April 18, 2017; and (iii) in the case of Mr. Pickup and the Trust, the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

CUSIP No. 45254P508	Page of Pages

1.	Names of Reporting Persons Dito Caree LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,191,153
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,191,153
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,191,153
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person PN

(1)	The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13D are calculated based upon the sum of (i) 16,025,483 shares of the Common Stock outstanding as of March 1, 2017, as reported in the Company’s Annual Report on Form 10-K filed on March 9, 2017; (ii) 4,423,381 shares of the Common Stock issued by the Issuer on April 18, 2017, as reported in the Company’s Current Report on Form 8-K filed on April 18, 2017; and (iii) in the case of Mr. Pickup and the Trust, the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

CUSIP No. 45254P508	Page of Pages

1.	Names of Reporting Persons Gamebusters, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,086,098 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,086,098 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,098
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (2)
14.	Type of Reporting Person CO

(1)	Consists of: (i) 1,191,153 shares owned directly by Dito Caree LP, over all of which shares Gamebusters, Inc., acting through Richard H. Pickup, its sole officer and director, exercises sole investment and voting power; and (ii) 894,945 shares owned directly by Dito Devcar LP, over all of which shares Gamebusters, Inc., acting through Richard H. Pickup, its sole officer and director, exercises sole investment and voting power.
(2)	The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13D are calculated based upon the sum of (i) 16,025,483 shares of the Common Stock outstanding as of March 1, 2017, as reported in the Company’s Annual Report on Form 10-K filed on March 9, 2017; (ii) 4,423,381 shares of the Common Stock issued by the Issuer on April 18, 2017, as reported in the Company’s Current Report on Form 8-K filed on April 18, 2017; and (iii) in the case of Mr. Pickup and the Trust, the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share

CUSIP No. 45254P508	Page of Pages

This Amendment No. 4 to Schedule 13D amends the Schedule 13D originally filed by Richard H. Pickup and the RHP Trust, dated May 31, 2011 (the “Trust”), with the Securities and Exchange Commission on August 26, 2014, as amended by Amendment No. 1 thereto filed on November 2, 2015, Amendment No. 2 thereto filed on November 18, 2016, and Amendment No. 3 thereto (which was the initial filing of Dito Caree LP on Schedule 13D in respect of the Common Stock) filed on April 19, 2017, and represents the initial filing of Gamebusters, Inc. on Schedule 13D in respect of the Common Stock. This Amendment No. 4 to Schedule 13D does not reflect any additional securities transactions in the Common Stock not reflected in Amendment No. 3 thereto.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Richard H. Pickup, an individual, the Trust, Dito Caree LP, and Gamebusters, Inc. (collectively referred to herein as the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 2532 Dupont Drive, Irvine, California 92612.

The principal occupation of Mr. Pickup is engaging in investment activities on behalf of himself and a number of family concerns; the principal business of the Trust is managing the assets of the Trust on behalf of the beneficiary of the Trust pursuant to the terms of the Trust instrument; the principal business of Dito Caree LP is engaging in investment activities on behalf of its partners; and the principal business of Gamebusters, Inc. is serving as the sole general partner of Dito Caree LP and Dito Devcar LP.

During the past five years, none of the Reporting Persons, or Dito Devcar LP, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pickup is a citizen of the United States of America. The Trust is a trust organized under the laws of the State of California. Dito Caree LP is a limited partnership organized under the laws of the State of Nevada. Gamebusters, Inc. is a corporation organized under the laws of the State of Nevada.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Common Stock that are the subject of this Amendment No. 4 to Schedule 13D were acquired by the Reporting Persons using personal funds of the Reporting Persons and Dito Devcar LP. Certain of these purchases were previously reported on a Schedule 13G filed by Richard H. Pickup and the Trust with the Commission on February 16, 2011, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, filed with the Commission on, respectively, February 16, 2012, April 19, 2013, April 30, 2013 and February 14, 2014, and on a Schedule 13D filed by Richard H. Pickup and the Trust with the Commission on August 26, 2014, as amended by Amendments No. 1, No. 2 and No. 3 thereto, filed with the Commission on, respectively, November 2, 2015, November 18, 2016 and April 19, 2017.

The information set forth in Item 5(c) of this Amendment No. 4 to Schedule 13D is hereby incorporated herein by reference.

CUSIP No. 45254P508	Page of Pages

Item 4.	Purpose of Transaction

The shares of the Common Stock that are the subject of this Amendment No. 4 to Schedule 13D were acquired by the Reporting Persons for investment purposes, based on their respective beliefs that the Common Stock represents an attractive investment. The Reporting Persons intend to optimize the value of their investments and, therefore, intend to review and evaluate from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations. Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Common Stock or other securities issued by the Issuer through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise. As part of monitoring their investments, the Reporting Persons may also, in their discretion, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of the Common Stock to understand their views of the Issuer’s operating strategy and financial performance.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Amendment No. 4 to Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13D are calculated based upon the sum of (i) 16,025,483 shares of the Common Stock outstanding as of March 1, 2017, as reported in the Company’s Annual Report on Form 10-K filed on March 9, 2017; (ii) 4,423,381 shares of the Common Stock issued by the Issuer on April 18, 2017, as reported in the Company’s Current Report on Form 8-K filed on April 18, 2017; and (iii) in the case of Mr. Pickup and the Trust, the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

Mr. Pickup may be deemed to beneficially own 5,179,779 shares of the Common Stock, constituting 24.6% of the shares of the Common Stock outstanding, (x) 2,993,681 of which, or 14.2% of such shares outstanding, are directly owned by the Trust, (y) 1,191,153 of which, or 5.8% of such shares outstanding, are directly owned by Dito Caree LP, and (z) 894,945 of which, or 4.4% of such shares outstanding, are directly owned by Dito Devcar LP. Gamebusters, Inc., in its capacity as the sole general partner of Dito Caree LP and Dito Devcar LP, may be deemed to beneficially own all of the 2,086,098 shares of the Common Stock owned directly by those two limited partnerships, constituting 10.2% of such shares outstanding.

(b) Mr. Pickup has the sole power to vote and dispose of, or to direct the vote and disposition of, 5,179,779 shares of the Common Stock, constituting 24.6% of the shares of the Common Stock outstanding, (x) 2,993,681 of which, or 14.2% of such shares outstanding, are directly owned by the Trust, and (y) 2,086,098 of which, or 10.2% of such shares outstanding, are directly owned in aggregate by Dito Caree LP and Dito Devcar LP. The Trust, acting through its trustee, Mr. Pickup, has the sole power to vote and dispose of, or to direct the vote and disposition of, 2,993,681 shares of the Common Stock, constituting 14.2% of the shares of the Common Stock outstanding. Dito Caree LP and Dito Devcar LP, in each case acting through (A) its sole general partner, Gamebusters, Inc., and (B) Mr. Pickup in his capacity as the sole officer and director of Gamebusters, Inc., have the sole power to vote and dispose of, or to direct the vote and disposition of, respectively, 1,191,153 shares of the Common Stock, constituting 5.8% of the shares of the Common Stock outstanding, and 894,945 shares of the Common Stock, constituting 4.4% of the shares of the Common Stock outstanding.

(c) Except for the following transactions, no other transactions in the Common Stock were effected by the Reporting Persons or Dito Devcar LP during the sixty days before the date that this Amendment No. 4 to Schedule 13D is filed with the Commission (i.e., from and after February 20, 2017): (i) the Trust purchased 493,681 shares of the Common Stock at a price of $12.66 per share pursuant to the terms of a securities purchase agreement entered into directly with the Issuer on April 18, 2017; (ii) Dito Devcar LP purchased 394,945 shares of the Common Stock at a price of $12.66 per share pursuant to the terms of a securities purchase agreement entered into directly with the Issuer on April 18, 2017; and (iii) Dito Caree LP purchased 691,153 shares of the Common Stock at a price of $12.66 per share pursuant to the terms of a securities purchase agreement entered into directly with the Issuer on April 18, 2017.

(d) Inapplicable.

(e) Inapplicable.

CUSIP No. 45254P508	Page of Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Amendment No. 4 to Schedule 13D and any amendment or amendments hereto.

Except with respect to the Joint Filing Agreement, none of the Reporting Persons or Dito Devcar LP is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated April 21, 2017, by and between each of the Reporting Persons.

CUSIP No. 45254P508	Page of Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017

/s/ Richard H. Pickup
RICHARD H. PICKUP

RHP TRUST, DATED MAY 31, 2011

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	Trustee

DITO CAREE LP

By:	Gamebusters, Inc.
Its:	Sole General Partner

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	President

GAMEBUSTERS, INC.

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	President